Exhibit 99.124

NexTech Receives New 2020 Contract from

Walther Arms Inc., Manufacturer of James Bond’s PPK

New York, NY – Toronto, ON –February 12th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality for e-commerce and AR learning applications, has received a new order from Walther Arms, most famous as the manufacturer of James Bond’s Walther PPK. Walther has been a NexTech customer since April 2019 and has had multiple expansion contracts in 2019 with the company. Walther has now signed a new 2020 expansion contract for three more AR experiences.

SEE VIDEO OF 3D/AR PRODUCTS

Cody Osborn marketing manager at Walther Arms comments “NexTech has provided Walther customers a unique experience in shopping for their handgun. We have seen a significant increase in time spent on each webpage that features the Augmented Reality button that NexTech has provided. Our new 2020 lineup of products continue to push the boundaries of performance in pistols, the Augmented Reality allows the customer to immerse themselves in every detail of the model before purchasing, furthering Walther’s status as a performance leader.”

Evan Gappelberg, CEO of NexTech comments. “Getting re-orders for our AR technology from Walther is a powerful affirmation and speaks volumes about how our customers feel about our product. Cody and Walther have recognized the unique and powerful advantage augmented reality can have in their marketing and sale of its products. We are looking forward to continuing to expand our partnership with Walther into even more areas in 2020 such as product training, which provides huge value and growth opportunities for both of our companies.”

About Walther Arms

Founded by Carl Walther in 1886, the company has manufactured firearms and air guns at its facility in Germany for more than 100 years. Walther Arms, Inc. is the United States Walther business unit and is based in Fort Smith, Arkansas.

Walther is the performance leader in the firearms industry. Renowned throughout the world for its innovation since its establishment, Walther’s innovative spirit has cemented its market position as a supplier of military, police and other government security groups in every country of the world.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ’full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q1 2020, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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